619 SPIRITS

Invest in a San Diego Success Story: Help 619 Spirits Build North Park's Next Landmark Destination!



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Food & Beverage · Retail · Brick & Mortar · Restaurant · Distillery & Vineyards

Highlights

1. Building a new 8,000 square foot Distillery, Restaurant, Bar, and Event Space in North Park!

2. Voted USA Today's #1 Craft Vodka Distillery in 2019 & in the top 10 every year since!

3. Offering investors a 1.8x return with an expected payback in 5 years (Not guaranteed)

4. San Diego's 1st urban craft distillery + tasting room + restaurant w/ devoted fans & $1M/yr revenue

5. Made with real, local ingredients and micro-distilled by hand – no flavors or colors

6. Expanding full D2C line produced entirely in and from San Diego!

7. Global craft spirits market was $17.4B in 2022 and expected to reach $43.2B by 2031 (10.6% CAGR)

Featured Investors



Les Kollegian in [Follow]

"I love the brand and I had invested the first time and saw a 2x return. 619 Spirits is a great restaurant with a great product. Investing based on the terms is a no brainer."

Michael Allen Smith in [Follow]

"I've had the pleasure of knowing Nick Apostolopoulos, the owner of 619 Spirits, and I can confidently attest to his dedication and passion for crafting exceptional spirits. 619 Spirits has established itself as a standout in San Diego's vibrant distillery scene, offering a unique blend of handcrafted vodka infusions and local flavors. I believe in Nick's vision and the growth potential that 619 Spirits embodies, making it an exciting opportunity for investors."

Team



Nick Apostolopoulos   President   `SPV Voting Proxy`

Creating 619 Spirits started as a 'filling a gap in the San Diego spirits market', but has since grown to be so much more than that. Natural and local ingredients go into every small batch infusion. That's what makes 619 Spirits different.



Darin Talotti   General Manager / Director of Operations

619 Spirits is a unique staple in North Park, San Diego, CA. I love being a part of a company that cares not just about the success of the business, but also about supporting the local community. We invest in our customers, suppliers, and neighborhood.



Macay Koch   Bar Manager / Cocktail Magician

619 Spirits was my local 'watering hole' for years before I left a corporate job to join the team. Working somewhere where I am not 'just a number' and a part of a growing community is so fulfilling. I am excited to be here as 619 grows!

619 Spirits is raising up to $1.2M to relocate our nationally-recognized craft distillery to an 8,000 sq ft flagship location in North Park's thriving El Cajon Boulevard corridor.

USA TODAY's #1 Best Craft Vodka Distillery is ready to scale.

619 Spirits has been redefining the San Diego craft cocktail scene since day one. As San Diego's **first urban craft distillery, tasting room, and full-service restaurant,** we've built something truly special — a community-driven space where premium vodka, expertly crafted cocktails, and local culture come together.

Now, after 8 years, 619 Spirits is leveling up! We've **secured a new landmark 8,000 sq. ft. space at 2875 El Cajon Blvd, right in the heart of North Park, and we're inviting you to be a part of it.** We've already built a dedicated fan base, won multiple national awards, and consistently surpassed $1M in annual revenue. This isn't just about getting bigger; it's about getting better and building a true San Diego destination. We are offering a Community Investment Note with a target return of 1.8 to 2.0 times your investment. Join us as we scale our proven success and write the next chapter for 619 Spirits.

Why Invest in 619 Spirits?

✅ **Proven track record:** 8 years of consistent operations, a track record of almost $1M+ in revenue annually, and devoted local following with 4 and 5-star ratings across all platforms.

✅ **Award-Winning Legacy:**

- **Voted #1 Vodka in San Diego** by San Diego Magazine "Best of 2025"
- Voted #1 Craft Vodka Distillery in the U.S. by USA Today in 2019, and consistently ranked in the Top 10 ever since.

✅ **Strong Financial Projections:** We are projecting over $2.3M in Year 1 revenue at the new location. (See the Pro Forma link at the bottom of the page.)

All projections are forward-looking and not guaranteed.

✅ **Clear Investor Return:** We are offering investors a Community Investment Note with a return multiple of 1.8x for standard investors and 2.0x for Early Bird investors, and a repayment target of 5 years.

✅ **Our Promise Kept:** We have a perfect track record with community investors. 100% of investors from our previous successful raise were paid back in full.

✅ **Prime real estate:** Our new 8,000+ sq ft location on El Cajon Boulevard puts us in North Park's busiest commercial corridor, surrounded by the neighborhood's thriving restaurant and bar scene. North Park residents earn $114K median household income, with 57% holding college degrees—exactly our target demographic.

✅ **Scalable growth:** Our new facility will house a state-of-the-art 1,000L still (doubling current capacity), expanded restaurant seating for 200+, private event spaces, and retail/distribution headquarters. We're positioned to become San Diego's craft spirits flagship.

✅ **Multiple revenue streams:** Unlike pure production distilleries, our hybrid model generates income from spirits sales, restaurant operations, private events, tours, and retail distribution—providing stability and growth potential.

The Expansion Opportunity

Our new 8,000 sq ft flagship location on El Cajon Boulevard represents the culmination of 8 years of learning, growing, and community building. Here's exactly how we'll use your investment:

Restaurant expansion ($350K): Kitchen upgrades, dining room buildout for 200+ capacity, private event spaces, and outdoor patio. Our food program drives spirits discovery and creates multiple revenue streams.

Working capital & contingency ($300K): Operating capital during transition, unexpected construction costs, and initial marketing for grand reopening.

Production scaling ($250K): State-of-the-art distillation equipment, including backup systems, expanded aging capacity, and quality control lab. This doubles our current production to meet growing demand and allows us to expand into the Ready-to-Drink cocktail market.

Retail & distribution ($200K): Packaging equipment, inventory expansion, and distribution infrastructure to serve Southern California's growing demand.

Every dollar raised stays in San Diego, creating local jobs and strengthening our community's craft spirits ecosystem.

The Investment Opportunity

We're offering investors something we're calling a Community Investment Note It's a revenue share opportunity where investors receive **1.8x return on their investment with a target 5-year repayment period.** (2.0x if you invest early!)

How it works is we'll pay a percentage of 619 Spirit's quarterly revenues back to investors until all investors have received a 1.8x (2.0x) return.

Example: $10,000 today --> $18,000 in 5 years.

Here is an economic model that shows revenue projections and a payback schedule for investors.

(There is also a 5-year Pro Forma at the end of this page.)

Your investment includes exclusive perks!

For a detailed list of investment perks, please Click Here.

What Makes 619 Spirits Different

We're Nick and Kristen Apostolopoulos. Our story isn't one of corporate boardrooms; it's one of late nights, hard work, and a deep love for San Diego. We started 619 Spirits with a simple goal: to create a world-class vodka that was as authentic and unpretentious as the city it's named after. That journey took us from a small distilling operation to a full-fledged restaurant and bar in the heart of North Park—a place we're proud to have built with our own hands (in many cases literally!).

"When I started 619 Spirits, people thought I was crazy," Nick recalls. "San Diego was known for craft beer, not spirits. But I saw an opportunity to create something authentic, something that represented our city's innovation and community spirit."

Our signature 619 Vodka, distilled from pure cane sugar, earned national recognition for its uniquely clean profile. Our infusions of unique ingredients like Rose Petals, Pickles, Pepper, Coffee, and more (made exclusively with local, natural ingredients) have become legendary in San Diego's craft cocktail scene.

We also exclusively feature craft spirits produced in Southern California in our cocktail program. When tourists ask for Grey Goose, we hand them 619 Vodka and tell them San Diego's story.

This expansion is our biggest leap of faith yet, but it's one we're taking with the confidence that comes from years of experience and the incredible support of our customers. We're inviting you to join us in writing this next exciting chapter.

Join San Diego's craft spirits legacy

This is more than an investment—it's your chance to be help shape San Diego's Craft Spirits story. When you invest in 619 Spirits, you're not just funding equipment and expansion. You're supporting local jobs, strengthening neighborhood businesses, and ensuring that San Diego's craft spirits movement stays community-owned.

We've proven the concept. Eight years of operations, national recognition, loyal community following, and consistent profitability during every economic condition. Now we're ready to scale, and we're inviting our community to grow with us.

We've picked our location strategically. North Park's El Cajon Boulevard is San Diego's fastest-growing commercial corridor, with millions in infrastructure investment, bus rapid transit, and a business improvement association supporting coordinated growth. Our neighbors include nationally-recognized restaurants, craft breweries, and entertainment venues—exactly the ecosystem where craft spirits thrive.

We've built the team. Nick's 13 years of distillery operations, combined with our experienced restaurant and production staff, give us the expertise to execute this expansion flawlessly. We're not first-time entrepreneurs asking you to fund an experiment—we're proven operators ready to scale success.

Most importantly, we've built the community. Every week, hundreds of San Diegans choose 619 Spirits as their neighborhood spot. They bring friends, celebrate milestones, and discover new favorites. These aren't just customers—they're advocates who've been asking us to expand for years. This campaign gives them the chance to make it happen.

Downloads

619 Spirits - 2875 El Cajon Blvd Pro Forma.xlsx